Exhibit 99.3

CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF WIPRO LIMITED

A. OBJECTIVES:

     The management of the Company has the overall responsibility to prepare financial statements in accordance with generally accepted accounting principles. The Company’s Independent Registered Public Accounting Firm has the responsibility to audit those financial statements. The Audit Committee’s responsibility is one of overseeing the financial information. However, the Audit Committee has no obligation to provide any expert or other special assurance as to the Company’s financial statements.

The objectives of the Audit Committee are to:

(a)	assist the Board of Directors of the Company in fulfilling its responsibilities to oversee the;

–	Company’s financial reporting process

–	the integrity of the Company’s financial statements

–	the Company’s compliance with legal and regulatory requirements

–	independent registered public accounting firm qualification and independence

–	the performance of the Company’s Internal Audit function and independent registered public accounting firm

(b)	prepare reporting requirement to be included in the Company’s Annual Proxy Statement

(c)	Oversee the Company’s compliance with legal and regulatory requirements. Evaluate the adequacy and effectiveness of the Company’s legal compliance control system. Encourage legal compliance in the observance of highest standards of ethics and integrity. Details of authority and responsibilities are provided herein as Part II of this charter.

B. MEMBERSHIP:

     The Audit Committee will consist of three non-management and independent members of the Board, who shall meet all applicable legal requirements with respect to independence, financial literacy, accounting or related financial expertise etc. The members of the Audit Committee will be appointed by the Board of Directors.

C. POWERS:

     In discharging its responsibilities, the Audit Committee shall have the following powers:

(a)	unrestricted access to the Company’s books and records;

(b)	to seek information from any employee of the Company including the management of the Company.

(c)	to investigate any activity within its terms of reference.

(d)	to obtain the advice of lawyers, accountants or other professionals / consultants at the Audit Committee’s sole discretion.

D. RESPONSIBILITIES AND DUTIES:

     The following are the responsibilities and duties of the Audit Committee. The Audit Committee may diverge from these responsibilities and may assume such other responsibilities as it deems necessary or appropriate in carrying out its functions.

     The responsibilities and duties of the Audit Committee are classified under the following two heads;

•	Primary responsibilities and duties

•	Additional responsibilities and duties

1.	Primary Responsibilities and Duties

1.1	Responsibilities and Duties in relation to Internal Audit

(a)	Reviewing on a regular basis the adequacy of the internal audit function, including the structure and organization of the internal audit department, its responsibilities, its budgeting, its staffing (including issues of qualifications), and seniority of the head of the department, reporting structure, coverage and frequency of internal audit.

(b)	Reviewing and discussing with internal auditors and management on issues / findings arising from the internal audit reports and follow up thereon. This would include reviewing the issues / findings arising from internal investigations into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the same to the Board of Directors.

(c)	Meeting separately with the Internal Auditors on a quarterly basis, with the Management

1.2	Responsibilities and Duties in relation to independent registered public accounting firm

(a)	Audit Committee shall have the sole authority to;

–	hire and fire independent registered public accounting firms

–	approve all audit engagement fees and terms

–	approve any significant non-audit relationship with the independent registered public accounting firm

(b)	Discussion with independent registered public accounting firm before the audit commences of the nature, scope and approach of the audit.

(c)	Review of the performance of the independent registered public accounting firm.

(d)	Conducting a “post-audit review” of the financial statements and audit findings including any suggestions for improvements provided to management by the independent registered public accounting firm.

(e)	Annually obtaining and reviewing a report by the independent registered public accounting firm describing;

–	the audit firm’s internal quality control procedures

–	any material issues raised by the most recent

–	internal quality control review or

–	peer review of the firm

–	any inquiry or investigation by governmental or professional authorities within the preceding five years

–	respecting one or more independent audits carried out by the firm

–	any steps taken to deal with any such issues

–	all relationships between the independent registered public accounting firm and the Company so as to assess the Auditor’s independence

(f)	Reviewing and evaluating the lead partner of the independent registered public accounting firm as well as if necessary to consider rotation of Auditor in consultation with the Management.

(g)	Regularly reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response thereon.

(h)	Regularly reviewing with the independent registered public accounting firm;

▪	any accounting adjustments that were noted or proposed by the auditor but were “passed” (as immaterial or otherwise)

▪	any communications between the audit team and the audit firm’s national office respecting auditing or accounting issues presented by the engagement

▪	any “management” or “internal control” letter issued or proposed to be issued by the audit firm to the company

1.3	Responsibilities in relation to the Company’s financial statements

(a)	Review of the Company’s accounting policies, internal accounting controls, financial and risk management policies and such other matters as the Audit Committee deems appropriate.

(b)	Overseeing of the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible.

(c)	Review and discuss the audited financial statements with management and the independent registered public accounting firm and determine whether they are complete and consistent with the information known to committee members; assess whether the financial statements reflect appropriate accounting principles.

(d)	Reviewing with management the annual financial statements before submission to the Board of Directors, focusing primarily on:

•	Any change in accounting policies and practices

•	Major accounting entries based on exercise of judgment by management

•	Qualifications in draft audit report

•	Significant adjustments arising out of audit

•	The going concern assumption

•	Compliance with accounting standards applicable to the Company

•	Any related party transactions i.e. transactions of the company of material nature, with promoters or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of the Company at large.

(e)	Reviewing before release of the financial statements audited or otherwise, the Director’s Report, and such other matters which form part of the Annual Report of the Company.

(f)	Discussing with the management and the independent registered public accounting firm the following;

▪	annual audited financial statements

▪	quarterly financial statements

▪	disclosures under “Management’s Discussion and Analysis of Financial Condition

▪	Results of Operations

▪	Financial statements/forms to be released or submitted to any legal or regulatory authority

(g)	Discuss and review with the management;

•	earnings press releases

•	financial information provided to analysts

•	earnings guidance provided to analysts and rating agencies.

•	policies with respect to risk assessment and risk management.

•	the major financial risk exposures and the steps management has taken to monitor and control such exposures

(h)	Reviewing;

▪	Major issues as to the adequacy of the company’s internal controls and any special audit steps adopted in light of material control deficiencies

▪	Analyses prepared by the management and/or the independent registered public accounting firm setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements

▪	Analyses of the effects of alternative GAAP methods on the financial statements

▪	The effect of regulatory and accounting initiatives

▪	Off-balance sheet structures on the financial statements

Other general responsibilities:

(a)	Regularly report to the Board of Directors its conclusions with respect to the various matters that the Audit Committee has considered as well as the independence of the Auditor to the full Board.

(b)	Review and reassess the adequacy of this Charter annually and submit it to the Board of Directors for consideration and approval.

(c)	Review management’s monitoring of compliance with Company’s standards of Business conduct and with the Foreign Corrupt Practices Act.

(d)	Reviewing in conjunction with counsel, any legal matters that could have a significant impact on the Company’s financial statement

(e)	Overseeing compliance with SEC requirements for disclosure of auditor’s services and Audit Committee members and activities.

(f)	Overseeing and reviewing of the Company’s asset management policies, including an annual review of the Company’s investment policies and performance for cash and short term investments.

(g)	Reporting regularly to the Board with respect to;

•	the quality or integrity of the Company’s financial statements

•	Company’s compliance with legal or regulatory requirements,

•	the performance of the independent registered public accounting firm as well as the Internal Audit function.

(h)	Setting clear hiring policies for employees or former employees of the independent registered public accounting firm

(i)	Reviewing whether the audit of the Company is of high standard

(j)	Presenting its conclusions with respect to the independence of the Auditor to the full Board

2.	Additional Responsibilities

     In addition to the above primary responsibilities, the Audit Committee will undertake such other duties as the Board of Directors delegates to it, and will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.

E. MEETINGS:

     The Audit Committee will meet at least four times each year. The Audit Committee may establish its own schedule which it will provide to the Board of Directors in advance.

     Under normal circumstances, meetings of the Audit Committee shall be attended by the Chairman and Managing Director, the Corporate Executive Vice President – Finance, the head of Internal Audit within the Company and the independent registered public accounting firm. The Audit Committee may at its discretion require the attendance of such other persons from within the Company at Audit Committee meetings.

     The Audit Committee would be free to meet without the presence of any or all of the above mentioned persons if it so desires.

F. REPORTS:

     The Audit Committee will record its summaries of recommendations to the Board which will be incorporated as a part of the minutes of the Board of Directors meeting at which those recommendations are presented.

G. MINUTES:

     The Company Secretary will maintain minutes of the meetings of the Audit Committee, which minutes will be filed with the minutes of the meetings of the Board of Directors.

PART II – AUTHORITY AND RESPONSIBILITIES OF THE AUDIT COMMITTEE TO REVIEW
COMPLIANCE

AUTHORITY

1.	Review of the processes and procedures for management’s monitoring of compliance with requirements of various statutes, rules and regulations and policies of the Company. To this end the Committee will review as part of the performance of the Business Units, periodic reports submitted by the Business Unit heads on compliance. The reports will also include review of the risks perceived by the BU and any cases of potential liability or anticipated litigation and identify material weaknesses of the concerned BU’s internal processes which could expose the company to any litigation or large liability.

2.	Obtain and retain independent, professional, legal, or other advice, as the Committee deems appropriate.

3.	The Audit Committee will have the resources and other authority necessary to discharge its duties and responsibilities

4.	Obtain any information from any employee of the Company to perform its duties effectively and have direct access to any employee of the Company.

5.	The Audit Committee shall act on the basis of simple majority.

RESPONSIBILITIES

1.	Review Compliance reports every quarter regarding non-compliance reports and seek clarifications and explanations in ensuring best compliance based on compliance and report by internal and external auditors.

2.	To monitor non-financial regulatory matters through the use of Compliance Report which comprises Asset Protection, Trade Practices, Conflict of Interest, Discrimination, Harassment and Ethical Legal Standards.

3.	The adoption of appropriate remedial measures, including appropriate steps or sanctions to stop any material violations that are ongoing, to prevent any material violation that has yet to occur, and to remedy or otherwise appropriately address any material violation that has already occurred and to minimize the likelihood of its recurrence.

4.	Evaluate the adequacy and effectiveness of the management reporting and control systems used to monitor adherence to policies, rules and regulations.

5.	Review the contractual obligations of the Company and continuously assess compliance process.

6.	Review the policies of the Company and recommend improvements.

7.	Identifying and reporting of the potential risk factors with necessary remedial measures, if any.

8.	Review and reassess the adequacy of this Charter annually and to submit any proposed changes to the Board for approval. The Audit Committee shall also review annually its own performance.

REPORTING

Each of the Business Units shall submit their individual reports to Corporate and Corporate shall collate the same and a combined summary will be placed to the Audit Committee.